(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 Form 12b-25 Commission File Number: 001-14162 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

GLENBOROUGH REALTY TRUST INCORPORATED

Full name of registrant:

N/A

Former name if applicable:

400 South El Camino Real, Ste. 1100

Address of principal executive office:

San Mateo, CA 94402-1708

City, state and zip code:

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Company has determined that a correction is required in the accounting treatment for the timing of recording its preferred stock dividends. The Company’s historical accounting has been to record preferred stock dividends in the period in which they are paid, rather than the period in which they are declared. However, due to the Company’s preferred stock redemption in the first quarter of 2005, the Company anticipates that the timing difference will have a material impact on its financial statements by the end of 2005. Therefore, the Company believes that it is now appropriate to record preferred stock dividends when declared and restate its financial statements. The correction will require a restatement of the Company’s financial statements for 2002, 2003, 2004 (including all interim periods for 2004) and the first quarter of 2005. The restatement will result in a non-cash increase of $0.04 per diluted common share in net income available to common shareholders and FFO in 2004 and in 2005. The impact of the restatement on the financial data is summarized below (dollars in thousands):

	Three months ended June 30, 2004		Six months ended June 30, 2004
Consolidated Statements of Operations:	Previously Reported	As Restated	Previously Reported	As Restated
Minority Interest	$667	$799	$655	$787
Preferred dividends	$3,318	$3,318	$8,141	$6,636
Dividends paid on redeemed preferred stock	$2,073	$568	$2,073	$2,073
Net income available to Common Stockholders	$6,706	$8,079	$6,583	$7,956
Diluted earnings per share	$0.21	$0.26	$0.22	$0.26

	Three months ended June 30, 2004		Six months ended June 30, 2004
Funds from Operations (FFO):	Previously Reported	As Restated	Previously Reported	As Restated
FFO	$10,599	$12,104	$26,136	$27,641
FFO per diluted share	$0.30	$0.35	$0.78	$0.83

	As of December 31, 2004
Consolidated Balance Sheet:	Previously Reported	As Restated
Other liabilities	$31,282	$34,600
Total liabilities	$750,650	$753,968
Minority interest	$39,124	$39,336
Distributions in excess of accumulated earnings	$(223,282)	$(226,812)
Total stockholders’ equity	$643,327	$639,797

As a result, the Quarterly Report on Form 10-Q could not be filed within the prescribed time period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen Saul (Name)	(650) (Area Code)	343-9300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Narrative Part III.

GLENBOROUGH REALTY TRUST INCORPORATED

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2005	By:	/s/ Stephen Saul
Stephen Saul
By:	Glenborough Realty Trust Incorporated		Executive Vice President and Chief Financial Officer
Its:	Chief Financial Officer		(Authorized Officer and Principal Financial Officer)

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